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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                           (Amendment No.   9  )
                                          -----


                       BLC Financial Services, Inc.
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                             (Name of Issuer)

            Common Stock                          055 490 10 6
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                          Robert F. Tannenhauser
                           Business Loan Center
                             919 Third Avenue
                            New York, NY  10022

--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              Not Applicable
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Note: When filing this statement in paper form, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
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 CUSIP No.       055 490 10 6            13D            Page 2 of 8


     1     NAME OF REPORTING PERSON:    Carol Tannenhauser

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States of America
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     5,597,861
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       5,597,861
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       5,597,861
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [  ]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  31.3%

    14     TYPE OF REPORTING PERSON:    IN


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 CUSIP No.       055 490 10 6            13D            Page 3 of 8


     1     NAME OF REPORTING PERSON:    Robert F. Tannenhauser

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not applicable.

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States of America
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     5,597,861
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       5,597,861
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       5,597,861
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)              [  ]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  31.3%

    14     TYPE OF REPORTING PERSON:    IN

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     ITEM 1.   SECURITY AND ISSUER.

                    This Statement constitutes Amendment No. 9 to the
               Statement on Schedule 13D filed with the Securities and Exchange Commission ("Schedule 13D") with respect to the common stock, $.01 par value (the "Common Stock"), of BLC Financial Services, Inc., a Delaware corporation (the "Company"). This Schedule 13D is filed on behalf of Carol Tannenhauser and Robert F. Tannenhauser (the "Reporting Persons").

                    Other than as set forth herein, there has been no
               material change in Items 1, 2, 3, 4, 5, 6, and 7. The primary purpose of this filing is to add Robert F.
               Tannenhauser, the spouse of Carol Tannenhauser, as a joint filer to the Schedule 13D.

     ITEM 2.   IDENTITY AND BACKGROUND.

               Names of Reporting Persons:
               --------------------------
               Carol Tannenhauser
               Robert F. Tannenhauser

               Address of Reporting Persons:
               ----------------------------
               c/o Business Loan Center
               919 Third Avenue
               New York, New York 10022

               Employment Information of Reporting Persons:
               -------------------------------------------
               Carol Tannenhauser is a self-employed writer. Robert F. Tannenhauser is the Chief Executive Officer of the Company.

                    Neither of the Reporting Persons has been convicted in
               a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

                    Neither of the Reporting Persons has been a party to a
               civil proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.

               Citizenship of Reporting Persons:
               --------------------------------
               United States of America


                              Page 4 of 8 Pages


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     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Not applicable.

     ITEM 4.   PURPOSE OF TRANSACTION.

               Not applicable.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) Each of the Reporting Persons shares voting and dispositive power and, accordingly, beneficially owns (i) 171,468 shares directly owned by Robert F. Tannenhauser,
               (ii) 1,325,409 shares directly owned by Carol Tannenhauser, the spouse of Robert F. Tannenhauser, (iii) 107,168 shares deemed owned by Carol Tannenhauser as custodian for their two children, (iv) 2,609,964 owned by Futuronics Corporation of which Carol Tannenhauser is an officer and director, (v) 176,830 shares owned by Trust created under the Will of Albert Blanck under which Carol Tannenhauser is Trustee and Beneficiary, (vi) 481,857 shares underlying options owned by Carol Tannenhauser, (vii) 500,000 shares that may be acquired upon the exercise of Warrants by Futuronics Corporation of which Carol Tannenhauser is an officer and director, (viii) 112,583 shares owned by David Tannenhauser, the son of Robert F. Tannenhauser and (ix) 112,582 shares held in a custodial account of which Robert F. Tannenhauser is the custodian and Emily Tannenhauser, the daughter of Robert F. Tannenhauser, is the beneficiary.

                    (b) Each of the Reporting Persons has shared voting and dispositive power with respect to 5,597,861 shares of Common Stock. Neither of the Reporting Persons has sole voting and dispositive power with respect to any shares of Common Stock.

                    (c) On January 15, 1997, Carol Tannenhauser gifted options to purchase 25,000 shares of Common Stock to Sidney Yoskowitz.

                    On February 17, 1997, each of the Reporting Persons
               received a gift of 12,455 shares of Common Stock from Mae Tannenhauser, the mother of Robert F. Tannenhauser. On February 17, 1997, each of David Tannenhauser, the son of Carol and Robert F. Tannenhauser and Robert F.




                              Page 5 of 8 Pages

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               Tannenhauser, as custodian under the Uniform Gift for Minors
               Act for his daughter Emily Tannenhauser, received a gift of 14,022 shares of Common Stock from Mae Tannenhauser.

                    On February 18, 1997, Robert F. Tannenhauser exercised
               options to purchase 140,000 shares of Common Stock for $63,000, David Tannenhauser exercised Warrants to purchase 78,561 shares of Common Stock for $28,281.78 and Robert F. Tannenhauser, as custodian under the Uniform Gift for Minors Act for his daughter Emily Tannenhauser, exercised options to purchase 78,560 shares of Common Stock for $28,281.78.

                    (d) Others with right to receive or power to direct the receipt of dividends from, or proceeds from, the sale of securities: With respect to the share of Common Stock held by the Trust created under the Will of Albert Blanck under which Carol Tannenhauser is Trustee and Beneficiary, the Co-Trustees of such Trust.

                    (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

     ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                    A copy of a written agreement relating to the filing of
               a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as
               Exhibit 1.




                              Page 6 of 8 Pages


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                                    SIGNATURE
                                    ---------
               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


     Date:  March 7, 1997


                                             /s/ Carol Tannenhauser
                                             ------------------------------
                                             Carol Tannenhauser



                                             /s/ Robert F. Tannenhauser
                                             ------------------------------
                                             Robert F. Tannenhauser






                              Page 7 of 8 Pages

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                                  EXHIBIT INDEX
                                  -------------
     Exhibit                                                       Page No.
     -------                                                       --------

     1. Agreement relating to the filing of a joint statement as required by Rule 14d-1(f) under the Securities Exchange Act of 1934.




                              Page 8 of 8 Pages


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